Atlantic Whitehall Funds Trust
EXHIBIT TO ITEM 77C

A special meeting of the shareholders of Atlantic Whitehall
 Balanced Fund (the
 Balanced Fund) and the Atlantic Whitehall Income Fund (the
 Income Fund)
 was held on March 15, 2005.

      The following proposal was submitted for a vote of the
 shareholders:
1.	To approve a proposed Plan of Liquidation and Dissolution
 of the Balanced
2.	 Fund and the Income Fund.

      With respect to the proposal relating to the liquidation of the Balanced Fund, the results were as follows:



FOR
631,885.079
AGAINST
   1,074.242
ABSTAIN
 42,994.000

      With respect to the proposal relating to the liquidation of the Income Fund, the results were as follows:



FOR
1,889,662.389
AGAINST
               0.000
ABSTAIN
               0.000